SKADDEN, ARPS, SLATE, MEAGHER & FLOM
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ANDREW L. FOSTER *		HOUSTON
CHI T. STEVE KWOK *	TEL: (852) 3740-4700	LOS ANGELES
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♦ (ALSO ADMITTED IN ENGLAND &		BEIJING
WALES)		BRUSSELS
* (ALSO ADMITTED IN NEW YORK)		FRANKFURT
LONDON
REGISTERED FOREIGN LAWYER		MOSCOW
Z. JULIE GAO (CALIFORNIA)		MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
	June 3, 2021	TOKYO
TORONTO

VIA EDGAR

Mr. Dietrich King

Ms. Taylor Beech

Ms. Linda Cvrkel

Mr. Stephen Kim

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Zhangmen Education Inc. (CIK No. 0001838937)
Registration Statement on Form F-1 (File No. 333-256281)

Dear Mr. King, Ms. Beech, Ms. Cvrkel and Mr. Kim:

On behalf of our client, Zhangmen Education Inc. (formerly known as Global Online Education Inc.), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) containing a preliminary prospectus with the estimated offering size and a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company respectfully advises the staff of the Commission (the “Staff”) that the Company plans to commence the road show for the proposed offering shortly and expects to go effective in the late afternoon of June 7, 2021. The Company’s counsel will get in touch with you today to obtain your guidance and confirmation of the acceleration time. The Company would greatly appreciate the Staff’s continuing assistance and support to the Company in meeting its proposed timetable for the offering.

Securities and Exchange Commission

June 3, 2021

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Charlotte Lu, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141 1801 or via email at chalu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:	Yi Zhang, Chief Executive Officer, Zhangmen Education Inc.

Ricky Kwok Yin Ng, Chief Financial Officer, Zhangmen Education Inc.

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Charlotte Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

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